SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 4

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2012

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

PASCALE DUGRÉ-SASSEVILLE

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

DAN CALOF	DON WILSON	PAUL E. DENARO
Acting Director Financial Markets Division Department of Finance, Canada 11th Floor, East Tower L’Esplanade Laurier 140 O’Connor Street Ottawa, Ontario K1A 0G5	Consul Consulate General of Canada 1251 Avenue of the Americas New York, NY 10020	Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

*	The Registrant is filing this amendment to its annual report on a voluntary basis.

This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2012 is being filed to include Exhibit E as an exhibit to such form. Exhibit E is a form of Accession Agreement to be entered into between Canada and any persons appointed from time to time by Canada to act as a distributor under the Distribution Agreement dated as of November 28, 2012 between Canada and Credit Suisse Securities (USA) LLC (the “Distribution Agreement”) in connection with Canada’s medium-term note program (the “Canada Notes program”) described in Canada’s prospectus supplement dated November 28, 2012 to its prospectus dated January 31, 2012 relating to bonds registered under Registration Statement No. 333-178626.

The exhibits to Canada’s Annual Report on Form 18-K for the year ended March 31, 2012, are hereby amended to include the following:

Exhibit E:	Form of Accession Agreement to the Distribution Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 4 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 9th day of December, 2013.

CANADA

By:	/s/ Marie-Josée Lambert
Marie-Josée Lambert
Chief, Debt Management Policy
Department of Finance
Government of Canada

EXHIBIT INDEX

Exhibit No.

Exhibit E:	Form of Accession Agreement to the Distribution Agreement.